SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                             SECURITIES ACT OF 1934

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                      THE FLIGHT INTERNATIONAL GROUP, INC.
                      (Name of Person(s) Filing Statement)

                        NEW COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   476142 10 4
                      (CUSIP Number of Class of Securities)

                                  DAVID SANDLIN
                      THE FLIGHT INTERNATIONAL GROUP, INC.
                                 ONE LEAR DRIVE
                 NEWPORT NEWS/WILLIAMSBURG INTERNATIONAL AIRPORT
                             NEWPORT NEWS, VA 23602
                                 (757) 886-5500

                                 With a copy to:

                                David N. Feldman
                              Feldman Weinstein LLP
                              420 Lexington Avenue
                               New York, NY 10170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.[ ] The filing of a registration statement under the Securities Act of 1933.

c.[ ] A tender offer.

d.[ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

Transaction Valuation: $6,500,000      Amount of filing fee: $1,300

[X]Check box if any part of the fee is offset by Rule 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,300          Filing Party: The Flight
                                        International Group, Inc.

Form or Registration No.:
Preliminary Proxy Statement             Date Filed: June 10, 2002

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Flight International Group, Inc., a Georgia corporation (the "Company" or "Flight"). This Schedule 13E-3 relates to the Asset Purchase Agreement, dated as of May 9, 2002, as amended, between Flight, its subsidiaries and VTF Corporation (the "Asset Purchase Agreement") pursuant to which Flight will sell substantially all of its and its subsidiaries assets to VTF. This Schedule 13E-3 is being filed by Flight for the purpose of incorporating by reference the information contained in the Notice of Adjournment (as hereinafter defined) of the Company on Schedule 14A.

         Concurrently with the filing of this Schedule 13E-3, Flight is filing with the Securities and Exchange Commission a notice of adjournment (the "Notice of Adjournment") under cover of Schedule 14A, relating to the anticipated adjournment of the special meeting of shareholders of Flight at which the shareholders of Flight will consider and vote upon a proposal to approve and adopt the Asset Purchase Agreement and the transactions contemplated thereby.

         A copy of the Notice of Adjournment is attached hereto as Exhibit (A).

         The information contained in the Notice of Adjournment, including all annexes thereto, is hereby expressly incorporated by reference.

         ITEM 1.       SUMMARY TERM SHEET.

         Summary Term Sheet. The information contained in the Notice of Adjournment is incorporated herein by reference.

         ITEM 2.       SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The Flight International Group, Inc.'s principal executive office is located at One Lear Drive, Newport News, Virginia 23602 and its telephone number is (757) 886-5500.

         (b) Securities. As of September 24, 2002 there were 1,109,588 shares of the issuer's New Common Stock, par value $.01 per share, issued and outstanding.

         (c) Trading Market and Price. The Company believes that since April 30, 1993, virtually no public trading has taken place with respect to the Common Stock and its predecessor class of common stock. There is no established public trading market currently for the Common Stock, and, therefore, no bid information is available.

         (d) Dividends. There have been no cash dividends declared in the past five fiscal years. The Company does not anticipate awarding cash dividends in the foreseeable future.

         (e) Prior Public Offerings. The Company has not during the past three years made an underwritten public offering of its Common Stock for cash that was registered under the Securities Act of 1933 or exempt from such registration.

         (f) Prior Stock Purchases. The Company has not purchased any shares of its Common Stock during the past two years.

         ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address. The Company is the filing person of this Statement. Its principal executive office and the business address for each executive officer, director (that is also an executive officer of the Company) and control person of the Company is One Lear Drive, Newport News, Virginia, 23602 and the telephone number is (757) 886-5500. The address of each of the Company's directors who are not also executive officers is as follows: C. Lofton Fouts, Jr. is 9027 High St., Kensington Gardens, Douglasville, GA 30135; John R. Bone, 3 East Broad St., Newman, GA 30263; and Vice Admiral Richard M. Dunleavy (Ret.), 2220 Sandfiddler Road, Virginia Beach, VA 23456.

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. Not applicable.

         (d) Tender Offer. Not applicable

         ITEM 4.       TERMS OF TRANSACTION

         (a)(1) Material Terms; Tender Offers. The information contained in the Notice of Adjournment is incorporated herein by reference.

         (a)(2) Material Terms; Mergers or Similar Transactions. The information contained in the Notice of Adjournment is incorporated herein by reference.

         (c) Different Terms. Not applicable

         (d) Appraisal Rights. Not applicable

         (e) Provisions for Unaffiliated Security Holders. Not applicable.

         (f) Eligibility for Listing or Trading. Not applicable.

         ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) Transactions. None.

         (b),(c) Significant Corporate Events; Negotiations or Contacts. Not applicable.

         (d) Conflicts of Interest. Not applicable

         (e) Agreements involving the subject company's securities. Not applicable

         ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. Not applicable with respect to the Company and each of the Company's executive officers, directors and control persons.

         (c) Plans.  Not applicable


         ITEM 7.       PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) Purposes; Alternatives; Reasons; Effects. Not applicable

         ITEM 8.       FAIRNESS OF THE TRANSACTION

         (a) Fairness. Not applicable

         (b) Factors Considered in Determining Fairness. Not applicable

         (c) Approval of Security Holders. Not applicable

         (d) Unaffiliated Representative. Not applicable.

         (e) Approval of Directors. Not applicable

         (f) Other Offers. Not applicable

         ITEM 9.       REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Not applicable.

         ITEM 10.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a),(b)  Source of Funds; Conditions. Not applicable.

         (c) Expenses. Not applicable.

         (d)(1)-(2) Borrowed Funds. Not applicable.

         ITEM 11.      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. Not applicable

         (b) Securities Transactions. Not applicable.

         ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable

         (e) Recommendations of Others. Not applicable

         ITEM 13.      FINANCIAL STATEMENTS.

         (a) Financial Information. Not applicable.

         (b) Pro-Forma Information. Not applicable.

         ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) (b) Solicitations or Recommendations; Employees and Corporate Assets. Not applicable

         ITEM 15.      ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the Notice of Adjournment, including all annexes thereto, is incorporated herein by reference.

         ITEM 16.      EXHIBITS.

         (a) Notice of Adjournment on Schedule 14A filed with the Securities and Exchange Commission on December 6, 2002.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: December 6, 2002                 THE FLIGHT INTERNATIONAL GROUP, INC.

                                           By:    /s/ Robert Dynan
                                           Name:  Robert Dynan
                                           Title: Executive Vice President

                                  EXHIBIT INDEX

       (a) Notice of Adjournment on Schedule 14A filed with the Securities and Exchange Commission on December 6, 2002